 ttgt_13ga3.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TechTarget, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87874R100
(CUSIP Number)
February 22, 2018
(Date of Event Which Requires Filing of this Statement)

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	Headlands Strategic Opportunities Fund, LP
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	1,362,461
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	1,362,461
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,362,461
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		4.94%
(12)	Type of Reporting Person (See Instructions)		PN

(1)	Names of Reporting Persons.	Headlands Capital Management, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	1,362,461
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	1,362,461
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,362,461
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		4.94%
(12)	Type of Reporting Person (See Instructions)		OO

(1)	Names of Reporting Persons.	David E. Park III
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	1,362,461
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	1,362,461
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,362,461
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		4.94%
(12)	Type of Reporting Person (See Instructions)		IN

(1)	Names of Reporting Persons.	David W. Cost Jr.
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	1,362,461
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	1,362,461
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,362,461
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		4.94%
(12)	Type of Reporting Person (See Instructions)		IN

Item 1(a).  Name of Issuer:

TechTarget, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

274 Grove Street

Newton, MA 02466

Item 2(a).  Names of Persons Filing:

Headlands Strategic Opportunities Fund, LP (“Opportunities”)

Headlands Capital Management, LLC (“Management”)

David E. Park III (“David Park”)

David W. Cost Jr. (“David Cost”)

The principal business address of each reporting person is One Ferry Building, Suite 255, San Francisco, CA 94111.

Item 2(c).  Citizenship:

Reference is made to Item 4 of pages 2–4 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

Common Stock (the “Shares”)

Item 2(e).  CUSIP Number:

87874R100

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐     (a)    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐     (b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐     (c)    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐     (d)    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐     (e)    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐     (f)    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐     (g)    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐     (h)    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐     (i)    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the     Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐     (j)    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2 - 4 of this Schedule, which Items are incorporated by reference herein.

Headlands Strategic Opportunities Fund, LP (“Opportunities”) directly holds 1,362,461 Shares. Headlands Capital Management, LLC (“Management”) acts as general partner for Opportunities. David Park is a member of the investment committee of Management. David Cost is a member of the investment committee of Management.

Based upon the foregoing, as of the date hereof, each of Opportunities, Management, David Park and David Cost (collectively, the “Reporting Persons”) may be deemed to be the beneficial owner of the number of Shares set forth in Item 9 of such Reporting Person’s cover page hereto. Each Reporting Person disclaims beneficial ownership of the Shares not held directly by such Reporting Person.

The calculation of percentage of beneficial ownership in item 11 of pages 2 - 5 was derived from the Issuer’s Amended Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017, in which the Issuer stated that the number of shares of its common stock outstanding as of October 31, 2017 was 27,597,437 shares.

Item 5.      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and the equityholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.      Identification and Classification of Members of the Group

The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Exchange Act, the agreement with respect to which is attached hereto as Exhibit 1. Each Reporting Person expressly disclaims beneficial ownership with respect to any Shares other than the Shares owned of record by such Reporting Person.

Item 9.      Notice of Dissolution of Group

Not Applicable.

Item 10.      Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018

           Headlands Strategic Opportunities Fund, LP

By: Headlands Capital Management, LLC, its general partner

By: Headlands Capital, LLC, its Senior Managing Member

By: /s/ David E. Park III

Name: David E. Park III

Title: Managing Member

           Headlands Capital Management, LLC

By: Headlands Capital, LLC, its Senior Managing Member

By: /s/ David E. Park III

Name: David E. Park III

Title: Managing Member

           David E. Park III

           /s/ David E. Park III

Name: David E. Park III

Title: Member of the Investment Committee of Headlands Capital Management,LLC

           David W. Cost Jr.

           /s/ David W. Cost Jr.

Name: David W. Cost Jr.

Title: Member of the Investment Committee of Headlands Capital Management, LLC

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them Statements on Schedule 13D or Schedule 13G, as applicable (including amendments thereto), with regard to the securities of TechTarget, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to any such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of March 5, 2018.

           Headlands Strategic Opportunities Fund, LP

By: Headlands Capital Management, LLC, its general partner

By: Headlands Capital, LLC, its Senior Managing Member

By: /s/ David E. Park III

Name: David E. Park III

Title: Managing Member

           Headlands Capital Management, LLC

By: Headlands Capital, LLC, its Senior Managing Member

By: /s/ David E. Park III

Name: David E. Park III

Title: Managing Member

           David E. Park III

           /s/ David E. Park III

Name: David E. Park III

Title: Member of the Investment Committee of Headlands Capital Management,LLC

           David W. Cost Jr.

           /s/ David W. Cost Jr.

Name: David W. Cost Jr.

Title: Member of the Investment Committee of Headlands Capital Management, LLC